Exhibit 3.2
CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED,
OF
HESKA CORPORATION
Heska Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify:

1.
This Certificate of Amendment to the Corporation’s Restated Certificate of Incorporation, as amended (the "Certificate"), has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

2.
This Certificate of Amendment to the Certificate amends Article IV of the Certificate by deleting the existing Paragraph A of Article IV in its entirety and substituting therefore a new Paragraph A of Article IV, to read in its entirety as follows:

Authorized Stock. The total authorized stock of the Corporation, which shall be an aggregate of 29,000,000 shares, shall consist of three classes: (i) a first class consisting of 13,250,000 shares of Traditional Common Stock having a par value of $0.01 per share (the "Original Common Stock"); (ii) a second class consisting of 13,250,000 shares of Public Common Stock having a par value of $0.01 per share (the "Common Stock" or "NOL Restricted Common Stock" and, together with the Original Common Stock, the "Common Stock Securities"); and (iii) a third class consisting of 2,500,000 shares of Preferred Stock having a par value of $0.01 per share (the "Preferred Stock").

3.	This Certificate of Amendment to the Certificate shall become effective at the time this Certificate of Amendment to the Certificate is filed with the Secretary of State of the State of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate to be executed by a duly authorized officer on this 9th day of April, 2020.
Heska Corporation
By: /s/Kevin Wilson
Name: Kevin Wilson
Title:    President, Chief Executive Officer